Limited Liability Company Agreement of
The Sateri Group LLC
A Limited Liability Company

THIS OPERATING AGREEMENT (this "Agreement") of The Sateri Group LLC, (the "Company"), is executed and agreed to, for good and valuable consideration, by the undersigned members (the "Members").

I.   Formation.
A.   State of Formation. This is a Limited Liability Company Operating Agreement (the "Agreement") for The Sateri Group LLC, a Manager-managed Ohio limited liability company (the "Company") formed under and pursuant to Ohio law.

B.   Operating Agreement Controls. To the extent that the rights or obligations of the Members or the Company under provisions of this Operating Agreement differ from what they would be under Ohio law absent such a provision, this Agreement, to the extent permitted under Ohio law, shall control.

C.   Primary Business Address. The location of the primary place of business of the Company is:

   P.O Box 128, West Chester, OH, 45071, or such other location as shall be selected from time to time by the Members.

D.   Registered Agent and Office. The Company's initial agent (the "Agent") for service of process is Dr. Satinder Bharaj. The Agent's registered office is 6767 Graybirch Knoll, Hamilton, OH 45011. The Company may change its registered office, its registered agent, or both, upon filing a statement with the Ohio Secretary of State.

E.   No State Law Partnership. No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venturer of or with any other Member, for any purposes other than federal and state tax purposes.

II.   Purposes and Powers.
A.   Purpose. The Company is created for the following business purpose:

   To create business opportunities

B.   Powers. The Company shall have all of the powers of a limited liability company set forth under Ohio law.

C.   Duration. The Company's term shall commence upon the filing of an Articles of Organization and all other such necessary materials with the state of Ohio. The Company will operate until terminated as outlined in this Agreement unless:

1. A Majority of the Members vote to dissolve the Company (but see Article IX, Section H);

2. No Member of the Company exists, unless the business of the Company is continued in a manner permitted by Ohio law;

3. It becomes unlawful for either the Members or the Company to continue in business;

4. A judicial decree is entered that dissolves the Company; or

5. Any other event results in the dissolution of the Company under federal or Ohio law.

III. Members.

A. <u>Members</u>. The Members of the Company (jointly the "Members") and their Membership Interest at the time of adoption of this Agreement are as follows:

Dr. Satinder S. Bharaj, 51%

Erik D. Loomis, 49%

B. <u>Initial Contribution</u>. Each Member shall make an Initial Contribution to the Company. The Initial Contributions of each shall be as described in Attachment A, <u>Initial Contributions of the Members</u>.

No Member shall be entitled to interest on their Initial Contribution. Except as expressly provided by this Agreement, or as required by law, no Member shall have any right to demand or receive the return of their Initial Contribution. Any modifications as to the signatories' respective rights as to the receipt of their initial contributions must be set forth in writing signed by all interested parties.

C. <u>Limited Liability of the Members</u>. Except as otherwise provided for in this Agreement or otherwise required by Ohio law, no Member shall be personally liable for any acts, debts, liabilities or obligations of the Company beyond their respective Initial Contribution, including liability arising under a judgment, decree or order of a court. The Members shall look solely to the Company property for the return of their Initial Contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities or obligations of the Company is insufficient to return such Initial Contributions, or value thereof, no Member shall have any recourse against any other Member except as is expressly provided for by this Agreement or as otherwise allowed by law.

D. <u>Death, Incompetency or Termination of a Member</u>. Should a Member die, be declared incompetent, or withdraw from the Company by choice, the remaining Members will have the option to buy out that Member's Membership Interest in the Company. Should the Members agree to buy out the Membership Interest of the withdrawing Member, that Interest shall be paid for equally by the remaining Members and distributed in equal amounts to the remaining Members. The Members agree to hire an outside firm to assess the value of the Membership Interest.

The Members will have 30 days to decide if they want to buy the Membership Interest together and disperse it equally. If all Members do not agree to buy the Membership Interest, individual Members will then have the right to buy the Membership Interest individually. If more than one Member requests to buy the remaining Membership Interest, the Membership Interest will be paid for and split equally among those Members wishing to purchase the Membership Interest. If all Members agree by unanimous vote, the Company may choose to allow a non-Member to buy the Membership Interest thereby replacing the previous Member.

If no individual Member(s) finalize a purchase agreement by 30 days, the withdrawing Member, or their estate, may dispose of their Membership Interest however they see fit, subject to the limitations in Section III (E) below. If a Member is a corporation, trust, partnership, limited liability company or other entity and is dissolved or terminated, the powers of that Member may be exercised by its legal representative or successor.

The name of the Company may be amended upon the written and unanimous vote of all Members if a Member withdraws, dies, is found incompetent or is terminated.

E.   Creation or Substitution of New Members. Any Member may assign in whole or in part its Membership Interest only after granting their fellow Members the right of first refusal, as established in Section III (D) above.

1.   *Entire transfer*. If a Member transfers all of its Membership Interest, the transferee shall be admitted to the Company as a substitute Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately upon the transfer, and, simultaneously, the transferor Member shall cease to be a Member of the Company and shall have no further rights or obligations under this Agreement.

2.   *Partial transfer*. If a Member transfers only a portion of its Membership Interest, the transferee shall be admitted to the Company as an additional Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement.

3.   Whether a substitute Member or an additional Member, absent the written consent of all existing Members of the Company, the transferee shall be a limited Member and possess only the percentage of the monetary rights of the transferor Member that was transferred without any voting power as a Member in the Company.

F.   Member Voting.
1.   *Voting power*. Unless otherwise provided for herein, decisions of the Members shall be made by the affirmative vote of a Majority of the Members. For purposes of this Agreement, a "Majority of the Members" shall be determined as follows:

(a)   Each Member shall each have one Vote equal to the Vote of the other Member, regardless of the Member's share of Membership Interest in the Company. In the event of a tie, both members will have to come to an agreement. If the company adds more than 2 members, this operating agreement will be revised.

2.   *Proxies.* At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by his duly authorized attorney-in-fact. Such proxy shall be delivered to the Secretary of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

G.   <u>Members' Duty to File Notices.</u> The Members shall be responsible for preparation, maintenance, filing and dissemination of all necessary returns, notices, statements, reports, minutes or other information to the Internal Revenue Service, the state of Ohio, and any other appropriate state or federal authorities or agencies. Notices shall be filed in accordance with the section titled "Notices" below. The Members may delegate this responsibility to an Officer or a Manager at the Members' sole discretion.

H.   <u>Fiduciary Duties of the Members.</u> The Members shall have no fiduciary duties whatsoever, whether to each other or to the Company, unless that Member is a Manager or an Officer of the Company, in which instance they shall owe only the respective fiduciary duties of a Manager or Officer, as applicable. No Member shall bear any liability to the Company or to other present or former Members by reason of being or having been a Member.

I.   <u>Waiver of Partition: Nature of Interest.</u> Except as otherwise expressly provided in this Agreement, to the fullest extent permitted by law, each Member hereby irrevocably waives any right or power that such Member might have to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up or termination of the Company. No Member shall have any interest in any specific assets of the Company.

IV.   Accounting and Distributions.
A.   <u>Fiscal Year.</u> The Company's fiscal year shall end on the last day of December.

B.   <u>Records.</u> All financial records including tax returns and financial statements will be held at the Company's primary business address and will be accessible to all Members.

C.   <u>Distributions.</u> Distributions shall be issued, as directed by the Board, on an annual basis, based upon the Company's fiscal year. The distribution shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and anticipatable liabilities and expenses. Each Member shall receive a percentage of the overall distribution that matches that Member's percentage of Membership Interest in the Company.

D.   <u>Distributions to Pay Taxes.</u> Notwithstanding anything else to the contrary contained herein, the Company shall distribute to each Member, on or before April 1st of each year, an amount of cash equal to: (a) the amount of income allocated to such Member pursuant to Article

V hereof for the tax year ending December 31st of the prior year, multiplied by (b) the combined highest marginal federal and state income tax rates applicable to any Member.

V.   Tax Treatment Election.

The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a pass-through organization. The Members may elect for the Company to be treated as a C-Corporation, S-Corporation or a Partnership at any time.

VI.   Board of Managers.

A.   Creation of a Board of Managers. The Members shall create a board of Managers (the "Board"). The initial Board shall include Dr. Satinder S. Bharaj and Erik D. Loomis. Notwithstanding anything else to the contrary contained herein or elsewhere, Dr. Satinder S. Bharaj and Erik D. Loomis shall each serve on the Board so long as he is a Member of the Company and has not been declared legal incompetent by a court of competent jurisdiction, unless removed pursuant to subsection D below.   The Members may serve as Managers and may appoint a Member to serve as the Chairman of the Board. The Members may determine at any time in their sole and absolute discretion the number of Managers to constitute the Board, subject in all cases to any requirements imposed by Ohio law. The authorized number of Managers may be increased or decreased by the Members at any time in their sole and absolute discretion, subject to Ohio law, provided, however, that the number of members of the Board shall always be an odd number. Each Manager elected, designated or appointed shall hold office until a successor Manager is elected and qualified or until such Manager's earlier death, resignation or removal.

B.   Powers and Operation of the Board of Managers. The Board shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the Company's purposes described herein, including all powers, statutory or otherwise.

1.   *Meetings*. The Board may hold meetings, both regular and special, within or outside the state of Ohio. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board. Special meetings of the Board may be called by the Chairman on not less than one day's notice to each Manager by telephone, electronic mail, facsimile, mail or any other means of communication.

i.   At all meetings of the Board, a majority of the Managers shall constitute a quorum for the transaction of business and, except as otherwise provided in any other provision of this Agreement, the act of a majority of the Managers present at any meeting at which there is a quorum shall be the act of the Board. If a quorum shall not be present at any meeting of the Board, the Managers present at such meeting may adjourn the meeting until a quorum shall be present. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if all Managers consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board.

ii.   Managers may participate in meetings of the Board by means of telephone conference or similar communications equipment that allows all persons participating in the meeting to hear each other, and such participation in a meeting shall constitute presence in person at the meeting. If all the participants are participating by telephone conference or similar communications equipment, the meeting shall be deemed to be held at the primary business address of the Company.

C.   Compensation of Managers. The Board shall have the authority to fix the compensation of Managers. The Managers may be paid their expenses, if any, of attendance at meetings of the Board, which may be a fixed sum for attendance at each meeting of the Board or a stated salary as Manager. No such payment shall preclude any Manager from serving the Company in any other capacity and receiving compensation therefor.

(a)   D.   Removal of Managers. Unless otherwise restricted by law, any Manager or the entire Board may be removed, with or without cause, by the Members, and any vacancy caused by any such removal may be filled by action of the Members, provided, however, that Dr. Satinder S. Bharaj and Erik D. Loomis may only be removed from the Board for "Cause." For this purpose, "Cause" shall mean and include: (i) an intentional act of fraud, embezzlement, theft or any other material violation of law in connection with Manager's duties or in the course of Manager's employment with the Company, which act or violation, alone or in the aggregate, results in material injury to the financial interests or reputation of the Company; (ii) Manager's failure to perform Manager's material duties and responsibilities as a Manager or as an employee of the Company after written notice to Manager and the failure of Manager to cure such failure within thirty (30) days, or immediately upon delivery of written notice to Manager if such notice is the second such written notice delivered to Manager in any 24 month period for the same failure; (iii) Manager's engagement in unbecoming conduct bringing significant and material disrepute to the Company; (iv) Manager's wrongful engagement in any activity competitive with the Company; or (v) Manager's material breach or default of any provision of this Agreement. Manager shall be notified in writing by anyone of the Members or other Managers of the Company of any circumstances giving rise to the potential existence of "Cause" and shall be given every reasonable opportunity to remedy such circumstances if a remedy is at all feasible, which remedy, if applicable, must cure such circumstances constituting cause within thirty (30) days from said written notice.

E.   Managers as Agents. To the extent of their powers set forth in this Agreement, the Managers are agents of the Company for the purpose of the Company's business, and the actions of the Managers taken in accordance with such powers set forth in this Agreement shall bind the Company. Except as provided in this Agreement, no Manager may bind the Company.

F.   No Power to Dissolve the Company. Notwithstanding any other provision of this Agreement to the contrary or any provision of law that otherwise so empowers the Board, none of the Board shall be authorized or empowered, nor shall they permit the Company, without the affirmative vote of the Members, to institute proceedings to have the Company be adjudicated bankrupt or insolvent, or consent to the institution of bankruptcy or insolvency proceedings against the Company or file a petition seeking, or consent to, reorganization or relief with respect to the Company under any applicable federal or state law relating to bankruptcy, or consent to the appointment of a receiver, liquidator, assignee, trustee (or other similar official) of the Company or a substantial part of its property, or make any assignment for the benefit of creditors of the Company, or admit in writing the Company's inability to pay its debts generally as they become due, or, to the fullest extent permitted by law, take action in furtherance of any such action.

G.   Duties of the Board. The Board and the Members shall cause the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises. The Board also shall cause the Company to:

1.   Maintain its own books, records, accounts, financial statements, stationery, invoices, checks and other limited liability company documents and bank accounts separate from any other person;

2.   At all times hold itself out as being a legal entity separate from the Members and any other person and conduct its business in its own name;

3.   File its own tax returns, if any, as may be required under applicable law, and pay any taxes required to be paid under applicable law;

4.   Not commingle its assets with assets of the Members or any other person, and separately identify, maintain and segregate all Company assets;

5.   Pay its own liabilities only out of its own funds, except with respect to organizational expenses;

6.   Maintain an arm's length relationship with the Members, and, with respect to all business transactions entered into by the Company with the Members, require that the terms and conditions of such transactions (including the terms relating to the amounts paid thereunder) are the same as would be generally available in comparable business transactions if such transactions were with a person that was not a Member;

7.   Pay the salaries of its own employees, if any, out of its own funds and maintain a sufficient number of employees in light of its contemplated business operations;

8.   Not guarantee or become obligated for the debts of any other person or hold out its credit as being available to satisfy the obligations of others;

9.   Allocate fairly and reasonably any overhead for shared office space;

10.   Not pledge its assets for the benefit of any other person or make any loans or advances to any person;

11.   Correct any known misunderstanding regarding its separate identity;

12.   Maintain adequate capital in light of its contemplated business purposes;

13. Cause its Board to meet or act pursuant to written consent and keep minutes of such meetings and actions and observe all other Ohio limited liability company formalities;

14. Make any permitted investments directly or through brokers engaged and paid by the Company or its agents;

15. Not require any obligations or securities of the Members; and

16. Observe all other limited liability formalities.

Failure of the Board to comply with any of the foregoing covenants shall not affect the status of the Company as a separate legal entity or the limited liability of the Members.

H. <u>Prohibited Actions of the Board</u>. Notwithstanding any other provision of this Agreement to the contrary or any provision of law that otherwise so empowers the Board, none of the Board on behalf of the Company, shall, without the unanimous approval of the Board, do any of the following:

1. Guarantee any obligation of any person;

2. Engage, directly or indirectly, in any business or activity other than as required or permitted to be performed pursuant to the Company's Purpose as described in Section II (A) above; or

3. Incur, create or assume any indebtedness other than as required or permitted to be performed pursuant to the Company's Purpose as described in Section II (A) above.

VII. Officers.
A. <u>Appointment and Titles of Officers</u>. The Board may appoint Officers. If the Board chooses to appoint Officers, it shall appoint a Chairman, a Secretary and a Treasurer. Any additional or substitute Officers shall be chosen by the Board. The Board may also choose one or more President, Vice-President, Assistant Secretaries and Assistant Treasurers. Any number of offices may be held by the same person, as permitted by Ohio law. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The Officers and agents of the Company shall hold office until their successors are chosen and qualified. Any Officer elected or appointed by the Members or the Board may be removed at any time, with or without cause, by the affirmative vote of a majority of the Board. Any vacancy occurring in any office of the Company shall be filled by the Board. Unless the Board decides otherwise, if the title of an Officer is one commonly used for officers of a limited liability company formed under Ohio law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office.

1.   *Chairman*. The Chairman if appointed shall be the chief executive officer of the Company, shall preside at all meetings of the Board, shall be responsible for the general and active management of the business of the Company and shall see that all orders and resolutions of the Board are carried into effect. The Chairman shall execute all contracts on behalf of the Company, except:

i.   where required or permitted by law or this Agreement to be otherwise signed and executed;

ii.   where signing and execution thereof shall be expressly delegated by the Board to some other Officer or agent of the Company.

2.   *President*. In the absence of the Chairman or in the event of the Chairman's inability to act, the President if appointed shall perform the duties of the Chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chairman. The President shall perform such other duties and have such other powers as the Board may from time to time prescribe.

3.   *Vice-Presidents*. In the absence of the Chairman and President or in the event of their inability to act, any Vice-Presidents if appointed in the order designated by the Board (or, in the absence of any designation, in the order of their election) shall perform the duties of the Chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chairman. Vice-Presidents, if any, shall perform such other duties and have such other powers as the Board may from time to time prescribe.

4.   *Secretary and Assistant Secretary*. The Secretary if appointed shall be responsible for filing legal documents and maintaining records for the Company. The Secretary shall attend all meetings of the Board and record all the proceedings of the meetings of the Company and of the Board in a book to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the Board, as required in this Agreement or by Ohio law, and shall perform such other duties as may be prescribed by the Board or the Chairman, under whose supervision the Secretary shall serve. The Secretary shall cause to be prepared such reports and/or information as the Company is required to prepare by applicable law, other than financial reports. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board (or if there be no such determination, then in order of their election), shall, in the absence of the Secretary or in the event of the Secretary's inability to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board may from time to time prescribe.

5.   *Treasurer and Assistant Treasurer*. The Treasurer if appointed shall have the custody of the Company funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company according to generally accepted accounting practices, using a fiscal year ending on the last day of the month of December. The Treasurer shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board. The Treasurer shall distribute the Company's profits to the Members. The Treasurer shall disburse the funds of the Company as

may be ordered by the Board and shall render to the Chairman and to the Board, at their regular meetings or when the Members so require, an account of all of the Treasurer's transactions and of the financial condition of the Company. As soon as practicable after the end of each fiscal year of the Company, the Treasurer shall prepare a statement of financial condition as of the last day of the Company's fiscal year, and a statement of income and expenses for the fiscal year then ended, together with supporting schedules. Each of said annual statements shall be prepared on an income tax basis and delivered to the Board forthwith upon its preparation. In addition, the Treasurer shall keep all financial records required to be kept pursuant to Ohio law. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board (or if there be no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of the Treasurer's inability to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board may from time to time prescribe.

B.   Officers as Agents. The Officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Board not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

C.   Authorized Managers. All deeds, leases, mortgages, certificates and other instruments pertaining to the Property, and other documents required to be signed on behalf of the Company, may be signed by any authorized Manager. The Members hereby designate each of, Dr. Satinder S. Bharaj and Eric D. Loomis as "Authorized Managers". Third parties dealing with the Company in a bona fide arm's length transaction may act in reliance on the representations of an authorized Manager, and need not inquire into the power or authority of such Manager to act for the Company, provided that any such representation is in writing signed by the authorized Manager.

VIII. Fiduciary Duties of the Board and Officers.
A.   Loyalty and Care. Except to the extent otherwise provided herein, each Manager and Officer shall have a fiduciary duty of loyalty and care similar to that of managers of business corporations organized under the laws of Ohio.

B.   Competition with the Company. The Managers and Officers shall refrain from dealing with the Company in the conduct of the Company's business as or on behalf of a party having an interest adverse to the Company unless a majority, by individual vote, of the Board of Managers excluding the interested Manager, consents thereto. The Managers and Officers shall refrain from competing with the Company in the conduct of the Company's business unless a majority, by individual vote, of the Board of Managers excluding the interested Manager, consents thereto.

C.   Duties Only to the Company. The Managers' and Officers' fiduciary duties of loyalty and care are to the Company and not to the other Managers or other Officers. The Managers and Officers shall owe fiduciary duties of disclosure, good faith and fair dealing to the Company and to the other Managers, but shall owe no such duties to Officers unless the Officer is a Manager. A Manager or Officer who so performs their duties shall not have any liability by reason of being or having been a Manager or an Officer.

D.   Reliance on Reports. In discharging the Manager's or Officer's duties, a Manager or Officer is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

1.   One or more Members, Managers, or employees of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented.

2.   Legal counsel, public accountants, or other persons as to matters the Manager reasonably believes are within the persons' professional or expert competence.

3.   A committee of Members or Managers of which the affected Manager is not a participant, if the Manager reasonably believes the committee merits confidence.

IX.   Dissolution.
A.   Limits on Dissolution. The Company shall have a perpetual existence, and shall be dissolved, and its affairs shall be wound up only upon the provisions established in Section II (C) above.

Notwithstanding any other provision of this Agreement, the Bankruptcy of any Member shall not cause such Member to cease to be a Member of the Company and upon the occurrence of such an event, the business of the Company shall continue without dissolution.

Each Member waives any right that it may have to agree in writing to dissolve the Company upon the Bankruptcy of any Member or the occurrence of any event that causes any Member to cease to be a Member of the Company.

B.   Winding Up. Upon the occurrence of any event specified in Section II(C), the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. One or more Members, selected by the remaining Members, shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities of the Company and its assets, shall either cause its assets to be distributed as provided under this Agreement or sold, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided under this Agreement.

C.   Distributions in Kind. Any non-cash asset distributed to one or more Members in liquidation of the Company shall first be valued at its fair market value (net of any liability secured by such asset that such Member assumes or takes subject to) to determine the profits or losses that would have resulted if such asset were sold for such value, such profit or loss shall then be allocated as provided under this Agreement. The fair market value of such asset shall be determined by the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) approved by the Members.

D.   Termination. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Members in the manner provided for under this Agreement and (ii) the Company's registration with the state of Ohio shall have been canceled in the manner required by Ohio law.

E.   Accounting. Within a reasonable time after complete liquidation, the Company Treasurer shall furnish the Members with a statement which shall set forth the assets and liabilities of the Company as at the date of dissolution and the proceeds and expenses of the disposition thereof.

F.   Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of its Initial Contribution and shall have no recourse for its Initial Contribution and/or share of profits (upon dissolution or otherwise) against any other Member.

G.   Notice to Ohio Authorities. Upon the winding up of the Company, the Member with the highest percentage of Membership Interest in the Company shall be responsible for the filing of all appropriate notices of dissolution with Ohio and any other appropriate state or federal authorities or agencies as may be required by law. In the event that two or more Members have equally high percentages of Membership Interest in the Company, the Member with the longest continuous tenure as a Member of the Company shall be responsible for the filing of such notices.

H.   Election to Continue the Business. Notwithstanding anything to the contrary contained herein or elsewhere, if a Majority of the Members vote to dissolve the Company, the Members who did not vote in favor of the dissolution shall the right of first refusal to purchase the Membership Interest of each and every Member who did vote in favor of the dissolution, for an amount equal to the net book value of the Company as of the last day of the month immediately preceding the date the Members voted in favor of dissolution, multiplied by the particular Member's Membership Interest percentage.

X.   **Exculpation and Indemnification.**
A.   No Member, Manager, Officer, employee or agent of the Company and no employee, agent or affiliate of a Member (collectively, the "Covered Persons") shall be liable to the Company or any other person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

B.   To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement. Expenses, including legal fees, incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall be paid by the Company. The Covered Person shall be liable to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement. No Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity under this Agreement shall be provided out of and to the extent of Company assets only.

C.   A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Members might properly be paid.

D.   To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of the Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

E.   The foregoing provisions of this Article X shall survive any termination of this Agreement.

XI.   **Insurance.**
The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as an agent of the Company, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article X or under applicable law. This is separate and apart from any business insurance that may be required as part of the business in which the Company is engaged.

XII.   **Settling Disputes.**
All Members agree to enter into mediation before filing suit against any other Member or the Company for any dispute arising from this Agreement or Company. Members agree to attend one session of mediation before filing suit. If any Member does not attend mediation, or the dispute is not settled after one session of mediation, the Members are free to file suit. Any law suits will be under the jurisdiction of the state of Ohio.

XIII. Independent Counsel.

All Members entering into this Agreement have been advised of their right to seek the advice of independent legal counsel before signing this Agreement. All Members and each of them have entered into this Agreement freely and voluntarily and without any coercion or duress.

XIV. General Provisions.

A. <u>Notices</u>. All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three (3) business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

B. <u>Number of Days</u>. In computing the number of days (other than business days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

C. <u>Execution of Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument.

D. <u>Severability</u>. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

E. <u>Headings</u>. The Article and Section headings in this Agreement are for convenience and they form no part of this Agreement and shall not affect its interpretation.

F. <u>Controlling Law</u>. This Agreement shall be governed by and construed in all respects in accordance with the laws of the state of Ohio (without regard to conflicts of law principles thereof).

G. <u>Application of Ohio Law</u>. Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of Ohio law.

H. <u>Amendment</u>. This Agreement may be amended only by written consent of the Board and the Members. Upon obtaining the approval of any such amendment, supplement or restatement as to the Certificate, the Company shall cause a Certificate of Amendment or Amended and Restated Certificate to be prepared, executed and filed in accordance with Ohio law.

I. <u>Entire Agreement</u>. This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained.

IN WITNESS WHEREOF, the Members have executed and agreed to this Limited Liability Company Operating Agreement, which shall be effective as of January 15, 2021.

By: _____ Date: ___1/15/2021___

Dr. Satinder S. Bharaj

By: _____ Date: ___01/15/21___

Erik D. Loomis

ATTACHMENT A
Initial Contributions of the Members

The Initial Contributions of the Members of The Sateri Group LLC are as follows:

Dr. Satinder S. Bharaj
      Contribution: Fifty-one Dollars ($51.00)

Erik D. Loomis
      Contribution: Forty-nine Dollars ($49.00)

DOC ID ----> 202100803536



DATE	DOCUMENT ID	DESCRIPTION	FILING	EXPED	CERT	COPY
01/14/2021	202100803536	DOMESTIC FOR PROFIT LLC - ARTICLES OF ORG (LCP)	99.00	0.00	0.00	0.00

Receipt

This is not a bill. Please do not remit payment.

SATINDER S BHARAJ
6767 GRAYBIRCH KNOLL
HAMILTON, OH 45011

STATE OF OHIO
CERTIFICATE

Ohio Secretary of State, Frank LaRose
4598717

It is hereby certified that the Secretary of State of Ohio has custody of the business records for

THE SATERI GROUP LLC

and, that said business records show the filing and recording of:

Document(s)   Document No(s):

DOMESTIC FOR PROFIT LLC - ARTICLES OF ORG   **202100803536**
                  Effective Date: 01/08/2021



United States of America
State of Ohio
Office of the Secretary of State

Witness my hand and the seal of the
Secretary of State at Columbus, Ohio this
14th day of January, A.D. 2021.

Ohio Secretary of State

Form 533A Prescribed by:



Frank LaRose
Ohio Secretary of State

Date Electronically Filed: 1/8/2021

Toll Free: 877.767.3453 | Central Ohio: 614.466.3910

OhioSoS.gov | business@OhioSoS.gov

File online or for more information: OhioBusinessCentral.gov

Articles of Organization for a Domestic Limited Liability Company
Filing Fee: $99
Form Must Be Typed

CHECK ONLY ONE (1) BOX

(1)	Articles of Organization for Domestic For-Profit Limited Liability Company (115-LCA) ◉	(2)	Articles of Organization for Domestic Nonprofit Limited Liability Company (115-LCA) ☐

Name of Limited Liability Company **THE SATERI GROUP LLC**

(Name must include one of the following words or abbreviations: "limited liability company", "limited", "LLC", "L.L.C.", "ltd.", or "ltd".)

Optional: Effective Date (MM/DD/YYYY) **1/8/2021**

(The legal existence of the corporation begins upon the filing of the articles or on a later date specified that is not more than ninety days after filing.)

Optional: This limited liability company shall exist for

Period of Existence

Optional: Purpose

A BRICK AND MORTAR AND ECOMMERCE RETAILER

** **Note for Nonprofit LLCs**
The Secretary of State does not grant tax exempt status. Filing with our office is not sufficient to obtain state or federal tax exemptions. Contact the Ohio Department of Taxation and the Internal Revenue Service to ensure that the nonprofit limited liability company secures the proper state and federal tax exemptions. These agencies may require that a purpose clause be provided. **

Original Appointment of Statutory Agent

The undersigned authorized member(s), manager(s) or representative(s) of

THE SATERI GROUP LLC

(Name of Limited Liability Company)

hereby appoint the following to be Statutory Agent upon whom any process, notice or demand required or permitted by statute to be served upon the corporation may be served. The complete address of the agent is:

SATINDER S BHARAJ

(Name of Statutory Agent)

6767 GRAYBIRCH KNOLL

(Mailing Address)

HAMILTON	OH	45011
(Mailing City)	(Mailing State)	(Mailing ZIP Code)

Acceptance of Appointment

The Undersigned, SATINDER S BHARAJ , named herein as the

(Name of Statutory Agent)

Statutory agent for THE SATERI GROUP LLC

(Name of Limited Liability Company)

hereby acknowledges and accepts the appointment of statutory agent for said limited liability company.

Statutory Agent Signature SATINDER S BHARAJ

(Individual Agent's Signature / Signature on Behalf of Business Serving as Agent)

By signing and submitting this form to the Ohio Secretary of State, the undersigned hereby certifies that he or she has the requisite authority to execute this document.

Required

Articles and original appointment of agent must be signed by a member, manager or other representative.

If the authorized representative is an individual, then they must sign in the "signature" box and print his/her name in the "Print Name" box.

If the authorized representative is a business entity, not an individual, then please print the entity name in the "signature" box, an authorized representative of the business entity must sign in the "By" box and print his/her name and title/authority in the "Print Name" box.

| ERIK D. LOOMIS |
| Signature |

| SATINDER S. BHARAJ |
| By (if applicable) |

| |
| Print Name |

| SATINDER S. BHARAJ |
| Signature |

| ERIK D. LOOMIS |
| By (if applicable) |

| |
| Print Name |

| |
| Signature |

| |
| By (if applicable) |

| |
| Print Name |



STATE OF OHIO
DEPARTMENT OF AGRICULTURE
DIVISION OF FOOD SAFETY
REYNOLDSBURG, OH 43068

No: BOT4743928
ID No: 0900462

POTABLE WATER/SOFT DRINK MFG. AND BTLG. LICENSE

This license is has been issued in accordance with the requirements of Chapter 913.23 of the Ohio Revised Code and is subject to revocation or suspension for cause and is not transferable

Issued: March 9, 2023

Expires: March 31, 2024

Mailing Address

THE SATERI GROUP LLC
315 DAYTON STREET

HAMILTON OH 45011

Location Address

THE SATERI GROUP LLC

315 DAYTON STREET

HAMILTON OH 45011

Interim Director Tracy Intihar
Director of Agriculture

BOTTLED WATER INSPECTION REPORT
Authority: Chapter 913 Ohio Revised Code

ID NUMBER:	0900462
DATE INSPECTED:	10/19/2022
INSPECTION TYPE:	ODA
SPECIALIST:	JOHN CYBAK
FIRM STATUS:	ROUTINE
INTERVAL:	

Facility Name: THE SATERI GROUP LLC
DBA:
Address: 315 DAYTON STREET   HAMILTON, OH 45011
Phone: (513) 379-9846   **Email:** ERIK.LOOMIS@THESATERIGROUP.COM   **Fax:**
Conducted With: SATINDER BHARAJ
Title: CHEIF OPERATIONS OFFICER

Plant Construction, Design, and Equipment

		Yes	No	N/A	Not Observed
1	Is the bottling room separated from the other plant operations or storage areas?	X			
2	Does the processing operation prevent contamination of the water and the system?	X			
3	Does ventilation minimize condensation?	X			
4	Are the washing and sanitizing of containers performed in an enclosed room?	X			
5	Do any rooms used for processing open directly into rooms used for domestic household purposes?			X	
6	Are employee locker and lunchroom separated and equipped with self closing doors?	X			
7	Are equipment and utensils suitable for their intended use?	X			
8	Are food contact surfaces of food grade material?	X			

Sanitary Facilities

		Yes	No	N/A	Not Observed
9	Can storage tanks be closed and adequately vented?	X			
10	Is product water from an approved source?	X			
11	Is operations water from an approved source?	X			
12	Is source water tested as required?	X			
13	Are test correct and from an approved lab?	X			

BOTTLED WATER INSPECTION REPORT

FACILITY NAME: THE SATERI GROUP LLC

DATE INSPECTED: 10/19/2022

		Yes	No	N/A	Not Observed

Sanitary Operations

14	Is air under pressure uncontaminated?	X			
15	Are product water contact surfaces of multi-service equipment clean and sanitized?			X	
16	After cleaning is multi-service equipment stored correctly?			X	
17	Are single service containers, caps and seals handled in a sanitary manner?	X			
18	Is filling, capping, closing, sealing and packaging of containers done in a sanitary manner?	X			

Sanitary Facilities and Controls

19	Is treatment of product water effective and are records maintained? Name type of treatment ULTRAVIOLET	X			
20	Are multi-service containers washed, rinsed, and sanitized?			X	
21	Are records maintaned on mechanical washers?			X	
22	Are multi-service shipping cases maintained?			X	
23	Are cleaning and sanitizing solutions tested and records maintaned?	X			
24	Do sanitizing operations effectively sanitize product water contact surfaces?	X			
25	Are containers identified with a production code?	X			
26	Are records maintained as to product, volume, date, code and distribution?	X			
27	Are containers of food grade quality?	X			
28	Are containers and closures tested quarterly and found free of coliform?	X			
29	Is finished product tested at least weekly for bacteriological purposes?	X			
30	Is finished product tested at least annually for chemical, physical and radiological purposes?				X
31	Are finished product test maintained?	X			
32	Are all required test records maintained at the plant for at least two years?	X			

Line #	Violation / Comments	Correction Date
0	REVIEWED PRODUCTION RECORDS AND EQUIPMENT CHECKS FROM 07/19/2022 – 10/17/2022, MUNICIPAL SOURCE TEST FROM 02/27/2020, CAP AND BOTTLE TEST FROM 09/08/2022, AND FINISHED PRODUCT TEST FROM 07/19/2022 – 10/03/2022.	

BOTTLED WATER INSPECTION REPORT

FACILITY NAME: THE SATERI GROUP LLC

DATE INSPECTED: 10/19/2022

	Yes	No	N/A	Not Observed

Specialist _____

Operator _____

GOOD MANUFACTURING PRACTICES
INSPECTION REPORT
Authority: Chapter 3715 Ohio Revised Code

ID NUMBER:	0900462
DATE INSPECTED:	10/19/2022
INSPECTION TYPE:	ODA
SPECIALIST:	JOHN CYBAK
FIRM STATUS:	ROUTINE
INTERVAL PERIOD:	

Facility Name: THE SATERI GROUP LLC

DBA:

Address: 315 DAYTON STREET   HAMILTON, OH 45011

Phone: (513) 379-9846   **Email:** ERIK.LOOMIS@THESATERIGROUP.COM   **Fax:**

Conducted With: SATINDER BHARAJ

Title: CHEIF OPERATIONS OFFICER

		Yes	No	N/A	Not Observed
General Provisions					
1	Are all individuals qualified to perform their duties?	X			
2	Are employees trained in the principles of food hygiene and food safety?	X			
3	Are records documenting training of qualified individuals maintained?	X			
4	Are records available, accurate, indelible, and legible and identified correctly?	X			
5	Are records retained for the required time?	X			
Personnel					
6	Are personnel with sores, infections, etc., restricted from handling food product? Are personnel instructed to report such conditions to their supervisors?	X			
7	Do employees maintain personal cleanliness, wash/sanitize hands as necessary and wear clean outer garments to protect against allergen cross-contact and against contamination of food?	X			
8	Do employees wear effective hair restraints, remove unsecured jewelry and maintain gloves in sanitary manner?	X			
9	Do employees refrain from eating or drinking food, chewing gum or using tobacco and are personal items stored appropriately?	X			
10	Are other precautions taken to protect against allergen cross-contact and contamination with microorganisms or foreign substances?	X			
Plants and Grounds					
11	Do grounds appear free of harborage and/or breeding places for pests?	X			
12	Are roads, yards and parking lots maintained; are drainage and waste treatment and disposal systems adequate to avoid contamination of the facility and products?	X			
13	Is there sufficient space for equipment and storage to maintain a sanitary operation?	X			
14	Is the potential of contamination and allergen cross-contact reduced by separation of operations, SSOPs and/or operating practices?	X			
15	Are adequate precautions taken to protect food in outdoor bulk vessels?			X	
16	Are walls, floors and ceilings designed to be adequately cleaned and kept in good repair?	X			
17	Are food and food contact surfaces protected from contamination from drips and condensate from fixtures, ducts and pipes?	X			
18	Is there sufficient space to permit employees to perform their duties and to protect against contaminating food, food-contact surfaces, or food packaging materials with clothing or personal contact?	X			

FACILITY NAME: THE SATERI GROUP LLC

DATE INSPECTED: 10/19/2022

		Yes	No	N/A	Not Observed
19	Is the lighting adequate for the operation being performed?	X			
20	Are exposed food products protected from contamination from breakage of light bulbs or other glass fixtures?	X			
21	Is the ventilation adequate to prevent contamination and allergen cross-contact by dust and other airborne substances?	X			
22	Are openings effectively screened or protected against entry of pests?	X			

Sanitary Operations

23	Are physical facilities in good repair and maintained in a sanitary condition?	X			
24	Are cleaning and sanitizing of utensils and equipment conducted in a manner that protects against allergen cross-contact and contamination?	X			
25	Are cleaning compounds and sanitizing agents free from undesirable microorganisms and used in a safe and effective manner?	X			
26	Are toxic materials identified and stored properly?	X			
27	Are animal and pest control measures in place?	X			
28	Are all food-contact surfaces cleaned and sanitized as frequently as necessary to protect against allergen cross-contact and contamination of food?	X			
29	Are non-food contact surfaces cleaned in a manner and as frequently as necessary to protect against allergen cross-contact and contamination of food?	X			
30	Are single service articles stored, handled and disposed of in a manner to protect from allergen cross-contact and contamination of food?	X			
31	Are food contact surfaces of cleaned and sanitized portable equipment and utensils protected from allergen cross-contact and contamination of food?	X			

Sanitary Facilities and Controls

32	Is the water supply safe and from an adequate source, at suitable temperature and under pressure as needed?	X			
33	Is the nonpublic water system sampled annually; are the test results retained on file?			X	
34	Is plumbing of adequate size, design and adequately installed and maintained?	X			
35	Is sewage disposed of into an adequate sewerage system or disposed of through other adequate means?	X			
36	Are toilet facilities accessible, in good repair, and not a source of contamination?	X			
37	Are handwashing facilities adequate, conveniently located and with running water at a suitable temperature?	X			
38	Are there proper refuse receptacles for handling and disposal of refuse to protect against contamination, minimize the development of odor, and attractant and harborage or breeding place for pests?	X			

Equipment and Utensils

39	Are equipment and utensils designed and constructed to be adequately cleaned and maintained to protect against allergen cross-contact and contamination?	X			

FACILITY NAME: THE SATERI GROUP LLC

DATE INSPECTED: **10/19/2022**

		Yes	No	N/A	Not Observed
40	Does equipment and utensils used preclude allergen cross-contact, contamination or the adulteration of food?	X			
41	Are holding, conveying and manufacturing systems maintained in an appropriate sanitary condition?	X			
42	Are temperature devices, food measuring instruments and controls accurate, maintained and correctly located?	X			
43	Are gases used in food or on equipment uncontaminated?	X			

Processes and Controls

		Yes	No	N/A	Not Observed
44	Are operations conducted in accordance with adequate sanitation principles?	X			
45	Is plant sanitation under the supervision of a competent individual?	X			
46	Are precautions adequate to ensure that production procedures did not contribute to allergen cross-contact and to contamination?	X			
47	Are appropriate quality control operations in place to ensure that food is suitable for human consumption and food-packaging materials are safe and suitable?	X			
48	Are testing procedures used, where necessary, to identify sanitation failures, possible allergen cross-contact and food contamination?	X			
49	Are raw materials and other ingredients inspected, segregated and are they otherwise handled to ensure protection against allergen cross-contact, contamination and are they cleaned as necessary and suitable for processing?	X			
50	Are raw materials and other ingredients unadulterated by pathogenic microorganisms or treated to ensure they are no longer adulterated by pathogenic microorganisms?	X			
51	Is the firm compliant with applicable FDA regulations for natural or unavoidable defects, if required?	X			
52	Are materials scheduled for rework identified?	X			
53	Are raw materials or other ingredients thawed in a manner that prevents them from becoming adulterated?			X	
54	Are raw materials and other ingredients that are food allergens and/or rework that contains food allergens held and identified in a manner that protects against allergen cross-contact and contamination?	X			
55	Are equipment, utensils and containers properly maintained in an adequate condition through appropriate cleaning and sanitizing?	X			
56	Are operations conducted under conditions and controls necessary to minimize the potential for growth of microorganisms, allergen cross-contact and contamination of food and deterioration of food?	X			
57	Are adequate measures taken to destroy or prevent the growth of undesirable microorganisms?	X			
58	Is work-in-progress and rework handled in a manner that protects against allergen cross-contact, contamination and growth of undesirable microorganisms?	X			
59	Is finished food protected from allergen cross-contact and contamination by raw materials, other ingredients, or refuse?	X			
60	Are food equipment, utensils, and containers protected against allergen cross-contact and contamination?	X			
61	Are there measures in place for exclusion of metal or other extraneous matter?	X			
62	Are adulterated foods and raw materials handled properly?	X			

FACILITY NAME: THE SATERI GROUP LLC

DATE INSPECTED: 10/19/2022

		Yes	**No**	**N/A**	**Not Observed**
63	Are filling, assembling and packaging operations protected against allergen-cross-contact, contamination and growth of undesirable microorganisms?	X			
64	Is water activity controlled and maintained where applicable?			X	
65	Is pH controlled and monitored where applicable?			X	
66	Is ice used in contact with food from an approved source?			X	

Warehousing and Distribution

		Yes	**No**	**N/A**	**Not Observed**
67	Are storage conditions adequate as to protect product against allergen cross-contact, contamination, deterioration, adulteration?	X			
68	Are transportation conditions adequate as to protect product against allergen cross-contact, contamination, deterioration, adulteration?				X

Human Food By-Products

		Yes	**No**	**N/A**	**Not Observed**
69	Are human food by-products intended for distribution as animal food held under conditions that will protect against contamination?			X	
70	Are human food by-products held for use as animal food accurately identified?			X	
71	Is labeling provided for a human food by-product intended for animal food, when distributed, which identifies the common or usual name of the by-product?			X	
72	Are shipping containers and bulk vehicles used to distribute human food by-products for use as animal food examined prior to use to ensure protection against contamination of the human food by-products for use as animal food from the container?			X	

Defect Action Levels

		Yes	**No**	**N/A**	**Not Observed**
73	Are quality control operations utilized to reduce natural or unavoidable defects?	X			
74	Are foods that contain defects at levels that render it adulterated kept separate from other lots of food?	X			

Food Labeling

		Yes	**No**	**N/A**	**Not Observed**
75	Does labeling comply with 21 C.F.R. Part 101 Food Labeling?	X			

OTHER INSPECTIONS

JUICE:

SEAFOOD:

SHELLFISH:

ACIDIFIED CANNING:

LOW ACID CANNING:

PREVENTIVE CONTROLS:

GOOD MANUFACTURING PRACTICES INSPECTION (CURRENT)

FACILITY NAME: THE SATERI GROUP LLC **DATE INSPECTED:** 10/19/2022

Line #	Violation / Comments	Correction Date
0	REVIEWED PRODUCTION RECORDS AND EQUIPMENT CHECKS FROM 07/19/2022 – 10/17/2022, MUNICIPAL SOURCE TEST FROM 02/27/2020, CAP AND BOTTLE TEST FROM 09/08/2022.	

Specialist:

Operator: